Exhibit (a)(1)(I)

June 26, 2014

Dear Unitholder in Empire State Realty OP, L.P. (ESRO)

Due to continued interest and requests from existing unitholders for more time to complete the papers for them to tender their units and inquiries received from investors in 112 West 34th Street and 1400 Broadway who will receive common units when ESRO acquires their property interests, expected in late July, we will extend our May 28, 2014 offering of Private Perpetual Preferred Units to August 21, 2014.

Thus, you now have until August 21, 2014 to elect to participate in the exchange.

The exchange will continue deferral of your embedded taxable gain and will increase your annual distributions from the current rate of $0.34 for each common unit to the preferential rate of $0.60 for each Preferred Units, an increase of more than 75%.

If you wish to blend potential benefits, you may retain any part of your common units for liquidity and possible capital gain, while exchanging the balance for immediate increase in distributions. Remember, if you wish to tender from both AST and a brokerage account to which you have transferred units, you need to fill out two tender forms (Letters of Transmittal).

You must make your own decision. If you have any question, need additional copies of the documents, or require assistance in completing the related forms, you may contact the information agent, MacKenzie Partners, Inc., toll-free at (888) 410-7850.

Sincerely,

EMPIRE STATE REALTY OP, L.P.

By: Empire State Realty Trust, Inc., its general partner

/s/ Anthony E. Malkin

Anthony E. Malkin

Chairman, Chief Executive Officer and President